UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025 (Report No. 2)

Commission File Number: 001-42796

Nasus Pharma Ltd.

Yigal Alon 65

Tel Aviv, Israel 6744317

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On September 30, 2025, Nasus Pharma Ltd. (the “Company”), closed on the partial exercise of the over-allotment option by the underwriters of its previously announced initial public offering (the “IPO”) in the amount of an additional 3,824 ordinary shares at the IPO price of $8.00 per share.

The Company received net proceeds of approximately $28 thousand from the partial exercise of the over-allotment option, after deducting the underwriting discount. The closing of the partial exercise of the option brings the total net proceeds from the Company’s IPO to approximately $8.8 million, after deducting the underwriters’ discount and estimated offering expenses. The Company intends to use the IPO proceeds for furthering the development of its intranasal Epinephrine program, including, manufacturing scale-up and additional Phase 2 studies, and the remainder for general and administrative corporate purposes, including working capital and capital expenditures.

Laidlaw & Company (UK) Ltd. and Craft Capital Management LLC acted as Joint Bookrunners for the offering.

A registration statement on Form F-1 (File No. 333-288582) (the “Registration Statement”) relating to the IPO was filed with the Securities and Exchange Commission (“SEC”) and declared effective by the SEC on August 12, 2025. This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities referred to herein nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The offering was made only by means of a prospectus forming a part of the Registration Statement. A copy of the final prospectus relating to this offering has been filed with the SEC and copies of the final prospectus can be obtained by contacting Laidlaw & Company (UK) Ltd., 521 Fifth Ave, 12th Floor, New York, NY 10075, or by calling 212-953-4900 or by e-mailing syndicate@laidlawltd.com.

Forward Looking Statements

This Report on Form 6-K contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this Report of Foreign Private Issuer on Form 6-K are forward-looking statements, including, among other things: statements related to the expected use of proceeds from the Company’s IPO. Forward-looking statements contained in this Report of Foreign Private Issuer on Form 6-K may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the initial public offering filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: September 30, 2025	By:	/s/ Dan Teleman
	Name:	Dan Teleman
	Title:	Chief Executive Officer